

April 19, 2013

Phillip M. Fernandez
President and Chief Executive Officer
901 Mariners Island Blvd., Suite 200
San Mateo, CA 94404

> **Re:** **Marketo, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-187689**

Dear Mr. Fernandez:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 26, 2013.

Use of Proceeds, page 40

1.   Regarding prior comment 9, please expand your disclosure to contain information consistent with your supplemental response, such as the lack of any preliminary plans with respect to the allocation of proceeds. Clarify, with a view to disclosure, whether management has formulated a quantitative business plan that it intends to pursue upon receipt of the offering proceeds. You currently disclose that you expect to use the proceeds for the specific purposes of expansion of your sales organization, international expansion, and further development and expansion solutions, but indicate that you cannot specify with certainty the particular uses. The conditions in which you are required to disclose the approximate amount of offering proceeds intended for each specified purpose are not limited to circumstances in which you can "specify with certainty the particular uses of the net proceeds."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 49

2.   We note your response to prior comment 12. Please explain in greater detail why the customer activity during a reporting period would not be relevant to an investor's understanding of your business and results of operations. It seems possible that your total customers would not change significantly while you are experiencing customer turnover. Further, any activity analysis provided would be supplemented with a discussion similar to that provided in your response. That information including a discussion of the size of

contracts and changes in the number of customers seems to be relevant information to an investor.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue, page 53

3.   On pages 53 and 56 you disclose, in response to prior comment 14, that "[t]he increase in revenue from existing customers was almost entirely attributable to their having been customers for a full year in 2012." It is unclear how being a customer for a full year explains revenue increases with regard to volume or price. Please expand to clarify.

Stock-Based Compensation, page 68

4.   We note your response to prior comment 19. Please clarify your statement that "these repurchases were all at cost (i.e., the price the employee paid to initially purchase such shares from the Company) and were equal to or less than the estimated fair market value of the Company's common stock on the date of repurchase". In this regard, the estimated fair market value noted in your disclosure is less than the repurchase price. Explain how the repurchase is equal to or less than the estimated fair value. In addition, tell us whether the existing stockholder who purchased the shares is sophisticated and clarify why an existing stockholder has limited information. Address whether information was provided to this investor to solicit its participation in investing in the Series G Preferred Stock financing. Explain how you considered the reasons for the differences between the purchase price and your estimated fair value.

Management

Board Composition, page 101

5.   You state in the first paragraph that your board of directors consists of nine directors. You currently have seven directors. Please advise or revise. To the extent that your board will consist of seven directors, please clarify how you determined the division of directors into the three classes.

Principal and Selling Stockholders, page 127

6.   Regarding the inclusion of selling stockholders in this offering, please tell us whether the shares offered by them are currently outstanding. If any are not, explain to us the circumstances under which the shares will be acquired and, to the extent that shares are offered as a result of a conversion or upon exercise, tell us whether the selling shareholders have any discretion with respect to the conversion or exercise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, Amanda Kim, Staff Accountant, at (202) 551-3241 or me at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, Mark Shuman, Branch Chief, at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via E-Mail</u>
Aaron J. Alter, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.